I AM LIKE YOU FILM, LLC

Financial Statements
December 31, 2020 and 2019

I AM LIKE YOU FILM, LLC

FINANCIAL STATEMENTS
December 31, 2020 and 2019

INDEX

<u>I AM LIKE YOU FILM, LLC</u>

BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash and equivalents	$ 26,575	$ 7,863
Other assets	20	20
Total Assets	$ 26,595	$ 7,883

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

	2020	2019
CURRENT LIABILITIES:		
Note payable	$ 50,000	$ -
Loan payable - related party	20,738	7,285
Total Liabilities	70,738	7,285
MEMBERS' EQUITY (DEFICIT)	(44,143)	598
Total Liabilities and Members' Equity (Deficit)	$ 26,595	$ 7,883

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them. The accompanying notes are an integral part of these financial statements.

I AM LIKE YOU FILM, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019

	2020	2019
REVENUE	$ -	$ -
COST OF SALES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES:		
Production costs	21,849	50,000
General and administrative	35,970	24,198
Insurance	-	2,114
Travel	5,846	7,274
Professional fees	2,245	4,145
Sales and marketing	145	113
Fees	3,660	-
Taxes and licenses	26	-
Total operating expenses	69,741	87,844
NET LOSS	$ (69,741)	$ (87,844)

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them. The accompanying notes are an integral part of these financial statements.

I AM LIKE YOU FILM, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
For the Years Ended December 31, 2020 and 2019

	2020	2019
MEMBERS' EQUITY (DEFICIT), Beginning of Year	$ 598	$ (11,558)
Contributions	25,000	100,000
Net loss	(69,741)	(87,844)
MEMBERS' EQUITY (DEFICIT), End of Year	$ (44,143)	$ 598

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them. The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (69,741)	$ (87,844)
Adjustments to reconcile change in member's equity (deficit)		
to net cash used in operating activities:		
Change in other assets	-	(20)
Change in bank overdrafts	-	(12)
Net Cash Used in Operating Activities	(69,741)	(87,876)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note	50,000	-
Member contributions	25,000	100,000
Proceeds from loan - related party	13,453	-
Payments on loan - related party	-	(4,261)
Net Cash Provided by Financing Activities	88,453	95,739
NET CHANGE IN CASH AND EQUIVALENTS	18,712	7,863
CASH AND EQUIVALENTS, Beginning of Year	7,863	-
CASH AND EQUIVALENTS, End of Year	$ 26,575	$ 7,863

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them. The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 -   NATURE OF ACTIVITIES:

I AM LIKE YOU, LLC (the "Company") is a limited liability company organized under the laws of the state of New York on March 4, 2016 for the purpose of developing, producing, and distributing one or more films.

During the years ended December 31, 2020 and 2019, the Company had incurred significant operational expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fair Value Measurements

The Company follows Financial Accounting Standards Board guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

I AM LIKE YOU FILM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 926-605 – "Entertainment – Films, Revenue Recognition", the Company recognizes revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

• persuasive evidence of a sale or licensing arrangement with a customer exists;
• the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;
• the license period of the arrangement has begun, and the customer can begin exploitation, exhibition, or sale;
• the arrangement fee is fixed and determinable, and
• collection is reasonably assured.

No revenue has been earned or recognized for the years ended December 31, 2020 and 2019.

Sales and Marketing

The Company expenses sales and marketing production costs as they are incurred, and advertising communication costs the first time the advertising takes place. Sales and marketing expense for the years ended December 31, 2020 and 2019 was $145 and $113, respectively.

Open Tax Years

The Company's Forms 1065, *U.S. Return of Partnership Income*, for the years ending December 31, 2017, 2018, 2019, and 2020 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Income Taxes

The Company is a New York limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. On an ongoing basis, management evaluates the estimates and assumptions based on new information. Management believes that the estimates and assumptions are reasonable in the circumstances; however, actual results could differ from those estimates.

NOTE 3 -   MEMBERS' EQUITY:

Up to December 31, 2018, all limited liability company interests in the Company were owned by the sole member of the Company ("Member"). All profits and losses of the Company were allocated to the Member. The amounts and timing of distributions of available cash were determined by and distributed to the Member as determined necessary by the Member.

The Company is managed and operated exclusively by the Managing Member, and the Member has complete, unrestricted authority and right to act on behalf of the Company in connection with any matter. The Company's operating agreement dated March 5, 2016 (1) restricts the Member from withdrawing or resigning from the Company prior to its dissolution or windup, and (2) entitles the Member to admit additional members to the Company.

Capital contributions to the Company were $25,000 and $100,000 during the years ended December 31, 2020 and 2019, respectively. Members' equity deficit as of December 31, 2020 and 2019 was ($44,143) and $598.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

I AM LIKE YOU FILM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 -   NOTE PAYABLE:

The Company entered into a financing agreement with WeFunder, Inc., a publicly traded Entity. The Company sought to raise capital of $150,000 through a platform WeFunder, Inc. created that allows the public to invest in various start up endeavors. WeFunder raised $50,000 in capital which is represented as a note payable. Repayment terms are in the form of a percentage of the Company's net revenues. WeFunder, Inc. is entitled to 10% of the Company's net revenues. This loan bears no interest at this time.

NOTE 5 -   RELATED PARTY TRANSACTIONS:

The Company has a loan payable to one of the Members totaling $20,738 and $7,285 as of December 31, 2020 and 2019, respectively. The loans payable balance as of December 31, 2020 and 2019 represent cash loaned to the Company outside of a formal agreement, and without interest or repayment terms. There was no interest expense related to the loan for the years ended December 31, 2020 and 2019.

NOTE 6 -   COMMITMENTS AND CONTIGENCIES:

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7 -   RECENT ACCOUNTING PRONOUNCEMENTS:

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8 -   GOING CONCERN:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned operations, has not generated revenue or profits since inception, and lacks liquid assets to satisfy its obligations. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 9 -   SUBSEQUENT EVENTS:

Subsequent events have been evaluated through March 29, 2021, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheets date and through the date the financial statements were available to be issued that would require adjustment to or disclosure in the accompanying financial statements.

These financial statements have not been subjected to an audit, review or compilation engagement, and no assurance is provided on them.